PHILLIPS 66 PARTNERS LP

3010 Briarpark Drive

Houston, Texas 77042

July 2, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall
Division of Corporation Finance

Re:	Phillips 66 Partners LP
Registration Statement on Form S-1
Filed March 27, 2013
File No. 333-187582

Dear Mr. Schwall:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Phillips 66 Partners LP (the “Partnership”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of Amendment No. 5 (“Amendment No. 5”) to the Partnership’s Registration Statement on Form S-1, File No. 333-187582 (the “Registration Statement”) containing the currently expected offering terms of the Partnership’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of common units to be offered, the minimum quarterly distribution per unit and the total number of common and subordinated units to be outstanding after the Offering, but excluding information that the Partnership is entitled to omit under Rule 430A. The Partnership expects to include these pricing terms in Amendment No. 5, which the Partnership plans to file through EDGAR on or about July 12, 2013 prior to launching the Offering.

The Offering terms are a bona fide estimate, as of July 2, 2013, of the range of the minimum and maximum Offering price and the maximum number of securities to be offered. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Partnership proposes to sell up to 17,250,000 common units representing limited partner interests

Securities and Exchange Commission

July 2, 2013

in the Partnership, including common units that may be purchased by the underwriters pursuant to their option to purchase up to 2,250,000 additional common units. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ collective desire to provide such information significantly in advance of the launch of the Offering given recent market volatility as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages to the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into a subsequent amendment to the Registration Statement. In connection with our confidential submission of the Offering terms, please note that, as part of Amendment No. 4 to the Registration Statement, which was filed on June 27, 2013, we filed forms of the Exhibit 5.1 and Exhibit 8.1 opinions of Latham & Watkins LLP to the Partnership that are substantively complete except for references to the number of common units to be offered in the Offering. We intend to file final executed copies of those opinions in a subsequent amendment to the Registration Statement prior to requesting effectiveness.

The Partnership seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in a subsequent filing of the Registration Statement.

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Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Bill Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours, PHILLIPS 66 PARTNERS LP

By:	Phillips 66 Partners GP LLC, its general partner

By:	/s/ C. Doug Johnson
C. Doug Johnson
Vice President and Controller

Cc:	Paul Monsour, Securities and Exchange Commission
Timothy Levenberg, Securities and Exchange Commission
John Cannarella, Securities and Exchange Commission
Karl Hiller, Securities and Exchange Commission
Bill Finnegan, Latham & Watkins LLP
Brett Braden, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth LLP
David Buck, Andrews Kurth LLP

Exhibit A